GTE CORPORATION

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549



                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                                GTE CORPORATION

          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees:

    We have audited the accompanying statements of net assets available for plan benefits, with fund information of the GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits, with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                      ARTHUR ANDERSEN LLP

Stamford, Connecticut
June 23, 1997



                                               GTE CORPORATION
                        SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                             DECEMBER 31, 1996

                                                        Fidelity      Fidelity Broad
                                            GTE       U.S. Equity     Market Duration
                                           Stock    Index Collective    Collective      Income     PAYSOP   Loan
                                         Portfolio     Trust Fund          Trust       Portfolio    Fund    Fund     Total


ASSETS: (see Note 4)

Investments in Master Trust               $  -          $  -              $  -           $  -      $  -    $  -    $   -

Receivables                                  -             -                 -              -         -       -        -

NET ASSETS AVAILABLE FOR PLAN BENEFITS    $  -          $  -              $  -           $  -      $  -    $  -    $   -









                           The accompanying notes are an integral part of this statement.


                                                  GTE CORPORATION
                            SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES


                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                 DECEMBER 31, 1995
                                               (thousands of dollars)

                                                       Fidelity      Fidelity Broad
                                          GTE        U.S. Equity     Market Duration
                                         Stock     Index Collective    Collective      Income      Loan
                                       Portfolio      Trust Fund         Trust        Portfolio    Fund       Total

ASSETS:

Investments in Master Trust             $28,254         $6,568          $1,034         $8,605     $1,719     $46,180

Receivables                               1,649             35               6             41        -         1,731

NET ASSETS AVAILABLE FOR PLAN BENEFITS  $29,903         $6,603          $1,040         $8,646     $1,719     $47,911




                               The accompanying notes are an integral part of this statement.

                                                      GTE CORPORATION
                               SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                           FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  (thousands of dollars)

                                                         Fidelity      Fidelity Broad
                                             GTE       U.S. Equity     Market Duration
                                            Stock    Index Collective     Collective      Income    PAYSOP     Loan
                                          Portfolio     Trust Fund          Trust        Portfolio   Fund      Fund     Total

Interest and Dividends                      $ 1,268      $   -            $    -         $   -      $  238     $ 140   $ 1,646

Net Investment Gain (Note 2)                  1,049        1,628                46           602       152        -      3,477

Contributions (Notes 3 & 4):                  1,992          949               159           980        -         -      4,080

Transfer To Another Plan, Net (Note 4)      (32,723)      (9,154)           (1,212)       (9,873)     (316)   (2,270)  (55,548)

Net Transfers Between Funds                    (204)         264                 7           (67)       -         -        -

Participant Loans:
       Repayments                               727           53                12            98        -       (890)      -
       Withdrawals                           (1,111)        (100)              (12)         (106)       -      1,329       -

Withdrawals and Terminations                   (901)        (243)              (40)         (280)      (74)      (28)   (1,566)

DECREASE IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS DURING THE YEAR                  (29,903)      (6,603)           (1,040)       (8,646)       -     (1,719)  (47,911)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                       29,903        6,603             1,040         8,646        -      1,719    47,911

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                           $    -        $   -             $   -         $   -      $   -    $    -    $   -


                                          The accompanying notes are an integral part of this statement.




                               GTE CORPORATION
         SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS


(1) Description of the Plan:

Eligibility

    The GTE Corporation ("GTE") Savings, Investment & Tax-Deferral Plan for Hourly Employees (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE's subsidiaries ("Participating
Affiliates") with a convenient way to save for both medium and long-term needs.

    The Plan is available to eligible employees of GTE Participating Affiliates who (i) are covered by a collective bargaining agreement between the Participating Affiliates and a collective bargaining agent and such agreement specifically provides for participation in the Plan; and (ii) the eligible employee is not a participant in the GTE Hourly Savings Plan. An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

    Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

    Each participant directs their contributions to be invested in any of four funds. Participants are permitted to make changes to their investment choices once every six months. A description of the investment choices follows:

      GTE Stock Portfolio        -  The GTE Stock Portfolio invests
                                    principally in GTE common stock, but may also invest a portion in short-term money market instruments.

      Fidelity U.S. Equity       -  The Fidelity U.S. Equity Index
      Index Collective              Collective Trust Fund invests primarily
      Trust Fund                    in common stocks with the objective of
                                    providing investment results that
                                    correspond to the total return (capital
                                    changes and income) of common stocks
                                    publicly traded in the United States, as represented by the Standard and Poor's
                                    500 Composite Stock Price Index.
                               GTE CORPORATION
         SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


      Fidelity Broad Market      -  The Fidelity Broad Market Duration
      Duration Collective           Collective Trust invests in a
      Trust                         diversified portfolio of securities that
                                    may include United States Treasury and
                                    United States government agency
                                    obligations, corporate, asset-backed,
                                    and mortgage-backed debt securities and
                                    financial futures and options.

      Income Portfolio           -  The Income Portfolio invests principally
                                    in investment contracts issued by
                                    insurance companies and banks.  The
                                    Income Portfolio may also invest in
                                    synthetic investment contracts through
                                    the purchase of debt obligations such as mortgage-backed securities and asset-backed securities that include a book value liquidity guarantee.

Participant Loans

      A loan feature is available which permits participants to borrow up to 50% of a participant's vested balance subject to certain limitations. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans.

      Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest amounts are reinvested according to participants' current investment choices. Short-term loans are from six months to five years while long-term loans for the purchase of a primary residence are from sixty months to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with other plans, owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1995, the Plan owned approximately 1% of the assets in the Master Trust (see Note 4). Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 6).

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the
                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


Plan. Expenses of administering the Plan and related funds and portfolios are paid by the Participating Affiliates. GTE Service Corporation is the Plan administrator.

Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

(2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles, which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates.

      Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments since the beginning of the Plan year or the time of purchase if acquired during the Plan year. For 1996, the GTE Stock Portfolio had a realized gain of $1 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE Common Stock equivalent in value to 50% of the initial 6% of the employees' contributions not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contribution to the Plan for the 1996 Plan year was limited to $9,500. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1996 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions was based was limited to $150,000.

      GTE matching contributions for the 1996 Plan year were made to the GTE Hourly Savings Plan ("Hourly Plan") (see Note 4). In general, participants cannot redirect these shares into other investment choices.

                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

(4)   Transfer To Another Plan, Net:

      Effective November 15, 1996, a portion of the GTE Consolidated Employee Stock Ownership Plan (the "PAYSOP") was transferred into the Plan. Accordingly, approximately .5 million shares of GTE common stock with an approximate market value of $23 million and a small amount of cash was transferred to the Plan. All participants in the PAYSOP are fully vested. The only participant directed funds are those which were contributed by participants between 1979 and 1982. All other contributions, in the form of GTE common shares, were made by the company. Participants may elect to reinvest dividends or receive them in cash. Participants cannot borrow from this account, however, the balance is used to determine a maximum loan amount available to participants.

      Effective December 31, 1996, as a result of ongoing labor union negotiations, all participants and net assets of the plan were transferred into the Hourly Plan. Accordingly, approximately $55 million of net assets were transferred into the Hourly Plan. All company contributions due to participants were made to the Hourly Plan in early 1997. As of December 31, 1996, all participants are governed by the Hourly Plan document's guidelines.

(5)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from income tax. Management amended the Plan in 1995 to comply with changes to the law made by the Tax Reform Act of 1986, as amended, and has requested a determination letter from the Internal Revenue Service with respect to these changes. Management believes that such determination letter will be received in due course.

(6)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment & Tax-Deferral Plan for Hourly Employees, AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative pool consisting of 58 investment contracts held with 20 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company ("Mutual Benefit") and Confederation Life Insurance and Annuity Company ("Confederation") discussed below were rated AA- or better by Standard & Poor's as of December 31, 1996 and 1995. The contracts are included in the financial statements at contract value, approximately $621 million, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal
                                  GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

investment contracts are dependent on the creditworthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent upon the credit quality of the underlying securities.

      The investment contracts had average yields of 7.0% and 6.9% at December 31, 1996 and 1995, respectively. The crediting interest rate for the investment contracts, excluding Mutual Benefit and Confederation, had a range from 5.28% to 8.56% and 5.28% to 8.90% at December 31, 1996 and 1995
respectively. The investment contracts have scheduled maturities from January 6, 1997 to February 5, 2001.

      At December 31, 1996, the income pool had an investment contract with Mutual Benefit which represented approximately 4% of the conservative pool's investments and approximately 1% of the Master Trust investments. At December 31, 1996, this investment is carried at contract value of $38.2 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1996, the contract was credited with interest at 6.35% for the period from January 1, 1996 to September 30, 1996; and at 9.25% for the period from October 1, 1996 to December 31, 1996. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is no reserve held for resolution of the rehabilitation.

      At December 31, 1996, the income pool had three investment contracts with Confederation at a contract value of $13.6 million, which represented approximately 2% of the conservative pool's investments and is less than 1% of the Master Trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions.

      In the fourth quarter of 1996 a hearing was held with Confederation Life to approve a rehabilitation workout plan. The Trustee analyzed the Plans rehabilitation options and issued their recommendation, which GTE concurred with. On April 25, 1997 the Plan received $11.5 million or 89% of the distributable liquid assets. On May 27, 1997 the Plan received an additional $1.5 million or 11% of the distributable liquid assets. On July 31, 1997, the first illiquid trust distributions will be made, if any, with semiannual distributions thereafter.

      The following schedules reflect Master Trust net investments by fund as of December 31, 1996 and 1995 and net investment income for the year ended December 31, 1996:

                                GTE CORPORATION
          SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN FOR HOURLY EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)


                                                        December 31,
Investments in Master Trust:                        1996             1995
                                                    (thousands of dollars)
Fidelity funds:
Equity - Income Fund                            $  303,235       $  212,302
Overseas Fund                                      125,478          104,147
U.S. Equity Index Collective Trust Fund            241,454          164,358
Retirement Government Money Market Portfolio       137,236          107,307
Magellan Fund                                      454,381          464,931
Broad Market Duration Collective Trust                 -              1,034
Conservative Strategy Portfolio                    481,725          494,246
Conservative Growth Strategy Portfolio             257,709          250,779
Moderate Growth Strategy Portfolio                 379,793          335,534
Long-Term Growth Strategy Portfolio                312,522          265,100

Other funds:
GTE Stock Portfolio                              1,651,259        1,655,820
ESOP Shares Fund Allocated                         288,215          240,375
ESOP Shares Fund Unallocated                       741,506          781,322
PAYSOP Fund                                        539,904              -
Loan Fund                                          183,536          169,028
Income Portfolio                                       -              8,605

    Total                                       $6,097,953       $5,254,888

                                               Year Ended December 31, 1996
                                               Dividends      Net Investment
                                               & Interest           Gain
Investment Income in Master Trust:                 (thousands of dollars)

Fidelity funds:
Equity - Income Fund                              $18,436         $ 30,400
Overseas Fund                                       7,634            6,607
U.S. Equity Index Collective Trust Fund               -             41,410
Retirement Government Money Market Portfolio        5,755              -
Magellan Fund                                      73,594          (24,035)
Broad Market Duration Collective Trust                -                 46
Conservative Strategy Portfolio                       -             28,013
Conservative Growth Strategy Portfolio                -             22,570
Moderate Growth Strategy Portfolio                    -             42,195
Long-Term Growth Strategy Portfolio                   -             36,142

Other funds:
GTE Stock Portfolio                                70,028           51,695
ESOP Shares Fund Allocated                         12,029            7,666
ESOP Shares Fund Unallocated                       32,697           25,560
PAYSOP Fund                                         5,621            1,133
Loan Fund                                          12,465              -
Income Portfolio                                      -                602

    Total                                        $238,259         $270,004
                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              GTE CORPORATION
                                   SAVINGS, INVESTMENT & TAX-DEFERRAL PLAN
                                            FOR HOURLY EMPLOYEES
                                                 (Name of Plan)



Date     June 26, 1997              By       Lawrence R. Whitman
                                            (Lawrence R. Whitman)
                                       Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statement on Form S-8
(File No. 33-46612).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 26, 1997